RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 August 18, 2005

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549
Attn.:   Russell Mancuso, Esq.

         Re: Composite Technology Corporation
         Registration Statement on Form S-1 (Amendment No. 6 to Form S-3) File No. 333-122280
         Post-Effective Amendment on Form S-1 (Amendment No. 2 to Form S-3) File No. 333-112798

Mr. Mancuso:

            We enclose for filing the above-referenced amendments on Form S-1 on behalf of Composite Technology Corporation (the "Company"), as suggested by you during our telephone conversation earlier this week. We believe that these registration statements on Form S-1 ("Registration Statements") accurately reflect the Company's recent amendments to its Exchange Act reports (including Amendment No. 1 to annual report on Form 10-KSB for the fiscal year ended September 30, 2004 and subsequent quarterly reports on Form 10-Q, as amended, and current reports on Form 8-K, as amended) in response to Staff comments. As we discussed in our telephone conversation, these Registrations Statements are part of a filing that initially commenced on January 25, 2005 with respect to File No. 333-122280 and April 12, 2005 as to File No. 333-112798. The Company has responded to each comment made by the Staff and believes that it has resolved each of the Staff's prior comments. The Company has also cooperated with the Staff by changing the use of forms for these Registration Statements upon Staff recommendation, including your recommendation to use Form S-1.

            We would appreciate your assistance in completing the review of the Registration Statements this week. As we discussed in our telephone conversation, we presently intend to request effectiveness by the close of business on Friday, August 19, 2005.

Securities and Exchange Commission
August 18, 2005
2


            Should you have any questions or comments regarding the enclosed documents, please do not hesitate to contact the undersigned by telephone at
(310) 208-1182, or by facsimile at (310) 208-1154.


                                Very truly yours,


                                /s/ Kevin Leung
                                Kevin Leung

Enclosures